United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 2, 2020

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished
by Coca-Cola European Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

October 1-31, 2020

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	October 6, 2020
PDMR transactions in company shares	October 20, 2020
PDMR transactions in company shares	October 29, 2020
Total voting rights and share capital at October 31, 2020	November 2, 2020

October 6, 2020
COCA-COLA EUROPEAN PARTNERS PLC

(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Nicholas Wall
2	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 16,667 Ordinary Shares following the vesting of Restricted Stock Units granted under the terms of the Company’s Long-Term Incentive Plan 2016, resulting in the issue of 16,667 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	16,667

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 16,667 Ordinary Shares Aggregated Price: USD $0 per share
e)	Date of the transaction	2020-10-05
f)	Place of the transaction	New York Stock Exchange (XNYS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 7,840 shares on a non-discretionary basis to fund the tax liability due in respect of the vesting of the 16,667 Ordinary Shares on 5 October 2020

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $39.85	7,840

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 7,840 Ordinary Shares Aggregated Price: USD $39.85 per share
e)	Date of the transaction	2020-10-05
f)	Place of the transaction	New York Stock Exchange (XNYS)

October 20, 2020
COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 10.074984 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.474118	5.037492
		USD $0.00	5.037492

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 10.074984 Ordinary Shares Aggregated Price: USD $19.237059 per share
e)	Date of the transaction	2020-10-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 10.074984 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.474118	5.037492
		USD $0.00	5.037492

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 10.074984 Ordinary Shares Aggregated Price: USD $19.237059 per share
e)	Date of the transaction	2020-10-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 10.074984 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.474118	5.037492
		USD $0.00	5.037492

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 10.074984 Ordinary Shares Aggregated Price: USD $19.237059 per share
e)	Date of the transaction	2020-10-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Nicholas Wall
2	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 10.074984 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.474118	5.037492
		USD $0.00	5.037492

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 10.074984 Ordinary Shares Aggregated Price: USD $19.237059 per share
e)	Date of the transaction	2020-10-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 10.074984 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.474118	5.037492
		USD $0.00	5.037492

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 10.074984 Ordinary Shares Aggregated Price: USD $19.237059 per share
e)	Date of the transaction	2020-10-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 10.074984 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $38.474118	5.037492
		USD $0.00	5.037492

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 10.074984 Ordinary Shares Aggregated Price: USD $19.237059 per share
e)	Date of the transaction	2020-10-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

October 29, 2020

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 1,750 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $37.3806	1,750

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 1,750 Ordinary Shares Aggregated Price: USD $37.3806
e)	Date of the transaction	2020-10-28
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Victor Rufart
2	Reason for notification
a)	Position / status	Chief Strategy Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 1,000 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		EUR €31.35	1,000

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 1,000 Ordinary Shares Aggregated Price: EUR €31.35 per share
e)	Date of the transaction	2020-10-29
f)	Place of the transaction	Euronext Amsterdam (XAMS)

November 2, 2020

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 October 2020, Coca-Cola European Partners plc had 454,559,993 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 454,559,993 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola European Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola European Partners plc
Paul van Reesch
Deputy Company Secretary
+44 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: November 2, 2020	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary